This supplement relates to the Prospectus for Offers and Sales of Common Stock dated October 23, 2001	Registration Statements No. 333-41542 and No. 333-72036 This filing is made pursuant to Rule 424(b)(3) and (c) under the Securities Act of 1933, as amended
2006 SUPPLEMENT
TO PROSPECTUS FOR OFFERS AND SALES OF COMMON STOCK OF
GOLDEN TELECOM, INC. BY CERTAIN SELLING SHAREHOLDERS
     This Supplement dated September 27, 2006 to the Prospectus dated October 23, 2001 relating to offers and sales of shares of our common stock that have been or may be acquired upon exercise of incentive stock options or nonqualified stock options or upon the vesting of restricted shares pursuant to our 1999 Equity Participation Plan by certain Selling Stockholders of Golden Telecom, Inc. (“GTI”) contains certain current information that may change from year to year. Additional persons may be added as Selling Stockholders by Prospectus Supplement from time to time. The Supplement will be updated as necessary and will be delivered to each Selling Stockholder. Each current Supplement should be kept with the Prospectus in the Selling Stockholder’s important papers. Selling Stockholders who received the October 23, 2001 Prospectus will not be sent additional copies of the Prospectus in subsequent years unless the information in the Prospectus is required to be amended or unless a Selling Stockholder requests an additional copy by writing to Golden Telecom, Inc., Legal Department, Representation Office of Golden TeleServices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia, 115114. Capitalized terms used in this Supplement have the meanings set forth in the Prospectus.
     Date. The date of this Supplement is September 27, 2006.
     Information Regarding Selling Stockholders and Shares Covered by the Prospectus. The Prospectus covers 134,451 shares of our common stock that have been or may be acquired by the Selling Stockholders upon exercise of incentive stock options or nonqualified stock options or upon vesting of restricted shares granted pursuant to our 1999 Equity Participation Plan. The number of shares covered hereby is as of September 26, 2006.
     There are set forth in the following table opposite the name of each of the Selling Stockholders:
1. Under the heading “Shares of common stock beneficially owned”,
•	the shares of our common stock beneficially owned by each Selling Stockholder on September 26, 2006, including shares of our common stock (if any) of which each Selling Stockholder had the right on such date to acquire beneficial ownership pursuant to the exercise of options and the vesting of restricted shares, that we have granted on or before November 25, 2006.

2. Under the heading “Shares awarded under the Plan or which may be acquired and offered”, the shares of our common stock that:
•	have been acquired or may be acquired upon exercise of options or vesting of restricted shares under the Plan; and

•	may be offered or sold by the Selling Stockholder using the Prospectus.
3. Under the heading “Shares of common stock to be owned after completion of the offering”, the shares of our common stock to be beneficially owned by the Selling Stockholder after completion of the offering, based on the number of shares beneficially owned on September 26, 2006.
     Certain options granted pursuant to the Plan may be transferred to a member of a Selling Stockholder’s immediate family or to a trust for the benefit of such immediate family members. The names of such transferees and the number of award shares that may be offered by them under the Prospectus will be included in a supplement when such information becomes known. The information as to security holdings is based on information that we receive from the Selling Stockholders and from our Compensation Committee.

			(2)
			Shares	(3)
			awarded under	Shares of
		(1)	the Plan or	common
		Shares of	which	stock
		common	may be	to be
		stock	acquired	owned
	Present principal	beneficially	and	after
	positions or offices	owned	offered	completion
Selling Stockholder	with us or affiliates	(a)	(b)	of offering

Petr Aven	Director	—	811	—

Vladimir Bulgak	Director	—	1,081	—

Kevin Cuffe	Vice-President, Managing Director, Business & Consumer Solutions Business Unit	16,337	16,337	—

Patrick Gallagher	Director	—	1,081	—

David Herman	Director	15,000	16,081	—

Kjell Johnsen	Director	—	811	—

Alexey Khudyakov	Director	—	811	—

Oleg Malis	Director	—	811	—

Ronny Naevdal	Director	—	811	—

David Smyth	Director	—	1,081	—

Boris Svetlichny	Senior Vice-President, Chief Financial Officer and Treasurer	200	—	200

Alexander Vinogradov (c)	President	98,320	99,954	—

Michael Wilson	Vice-President, Corporate Controller and Principal Accounting Officer	10,630	11,118	20

(a)	Included in this column are the number of shares of our common stock of which the Selling Stockholder has the right to acquire beneficial ownership pursuant to the exercise of options or the vesting of restricted shares on or before November 25, 2006 as follows: David Herman 15,000; Alexander Vinogradov (see footnote (c) below) 98,320; and Michael Wilson 10,630. Inclusion of such shares does not constitute an admission by any Selling Stockholder that such person is the beneficial owner of such shares.

(b)	Included in this column are the number of shares of our common stock that the Selling Stockholder has acquired or may acquire in the future upon exercise of an option or vesting of restricted shares, under the Plan. The numbers of such shares are as follows: Petr Aven 811; Vladimir Bulgak 1,081; Patrick Gallagher 1,081; David Herman, 16,081; Kjell Johnsen 811; Alexey Khudyakov 811; Oleg Malis 811; Ronny Naevdal 811; David Smyth 1,081; Alexander Vinogradov (see footnote (c) below) 99,954; and Michael Wilson 11,118. Inclusion of such shares does not constitute an admission by any Selling Stockholder that such person is the beneficial owner of such shares.

(c)	Owing to ambiguities and inconsistencies in Russian law, the Compensation Committee of the Board of Directors of GTI decided not to issue stock options or restricted stock to Mr. Vinogradov. Instead, as part of its key employee incentive and retention policy, GTI issues stock options and restricted stock to the GTI Equity Participation Plan Trust in numbers corresponding to the level of financial incentive GTI wishes to award Mr. Vinogradov. When Mr. Vinogradov desires and is eligible to receive the economic benefit of the options or restricted stock, he informs GTI. GTI then advises the trustee to exercise an appropriate number of options and if requested, to sell the option shares or restricted shares. Upon request of the Company and Mr. Vinogradov the funds received by the trust from the sales are disbursed to Mr. Vinogradov in the form of incentive bonuses.
     Market Price. The last reported sale price of a share of our common stock as reported on the NASDAQ National Market on September 26, 2006 was $30.92.
     Documents Incorporated by Reference. For further current information about us and our subsidiaries, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including our Consolidated Financial Statements and see also our Proxy Statement for the 2006 Annual Meeting of Stockholders, our Quarterly Reports on Form 10-Q for the period ended March 31, 2006 and June 30, 2006 and our Current Reports on Form 8-K filed on January 18, 2006, February 1, 2006, March 9, 2006, March 22, 2006, March 31, 2006, May 4, 2006, May 22, 2006, May 24, 2006, June 1, 2006, June 19, 2006, July 19, 2006, August 1, 2006, August 3, 2006 and August 17, 2006. Each of the foregoing is on file with the Securities and Exchange Commission.

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